III. Full Board Meeting

1. When the board meeting resumed discussion was held to approval of the coming years Fidelity Bond.
2. A motion was made by John Foti to approve the coming years Fidelity Bond, the motion was seconded by Laura Bradford, a vote was held and the motion passed unanimously.

Resolved: The Board of Trustees agrees to approve the coming years Fidelity Bond.

Chubb Group of Insurance Companies	**DECLARATIONS**
	FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

15 Mountain View Road, Warren, New Jersey 07059

NAME OF ASSURED (including its **Subsidiaries**):

GRAND PRIX INVESTORS FUND

42125 SHADOW HILLS DR.
LANCASTER, CA 93536

Bond Number: 70437095

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on October 22, 2014
to 12:01 a.m. on October 22, 2015

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 100,000	$ 0
2. On Premises	$ 100,000	$ 5,000
3. In Transit	$ 100,000	$ 5,000
4. Forgery or Alteration	$ 100,000	$ 5,000
5. Extended Forgery	$ 100,000	$ 5,000
6. Counterfeit Money	$ 100,000	$ 5,000
7. Threats to Person	$ 100,000	$ 5,000
8. Computer System	$ 100,000	$ 50,00
9. Voice Initiated Funds Transfer Instruction	$ 100,000	$ 5,000
10. Uncollectible Items of Deposit	$ 10,000	$ 2,500
11. Audit Expense	$ 10,000	$ 2,500
12. Telefacsimile Instruction	$ 100,000	$ 5,000
13. Unauthorized Signature	$ 100,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by _____ November 5, 2014 _____

_____
Authorized Representative